UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55933J203
(CUSIP Number)

January 17, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55933J203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,855,621*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,855,621*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,855,621*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.5%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* Includes senior notes that are exchangeable at the option of the holder into 2,725,621 shares of the Issuer's common stock at an initial exchange rate of 121.1387 shares of common stock per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $8.26 per share, subject to adjustment in certain circumstances.  Brigade Capital Management, LP's deemed beneficial ownership reported above is accurate as of January 20, 2017.  As of December 31, 2016, Brigade Capital Management, LP may have been deemed to have been the beneficial owner of 3,130,000 shares of the Issuer, constituting 8.9% of the Issuer's shares.

CUSIP No.	55933J203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,855,621*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,855,621*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,855,621*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.5%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Includes senior notes that are exchangeable at the option of the holder into 2,725,621 shares of the Issuer's common stock at an initial exchange rate of 121.1387 shares of common stock per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $8.26 per share, subject to adjustment in certain circumstances.  Brigade Capital Management GP, LLC's deemed beneficial ownership reported above is accurate as of January 20, 2017.  As of December 31, 2016, Brigade Capital Management GP, LLC may have been deemed to have been the beneficial owner of 3,130,000 shares of the Issuer, constituting 8.9% of the Issuer's shares.

CUSIP No.	55933J203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,856,227*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,856,227*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,856,227*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* Includes senior notes that are exchangeable at the option of the holder into 1,726,227 shares of the Issuer's common stock at an initial exchange rate of 121.1387 shares of common stock per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $8.26 per share, subject to adjustment in certain circumstances.  Brigade Leveraged Capital Structures Fund Ltd.'s deemed beneficial ownership reported above is accurate as of January 20, 2017.  As of December 31, 2016, Brigade Leveraged Capital Structures Fund Ltd. may have been deemed to have been the beneficial owner of 3,130,000 shares of the Issuer, constituting 8.9% of the Issuer's shares.

CUSIP No.	55933J203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,855,621*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,855,621*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,855,621*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.5%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Includes senior notes that are exchangeable at the option of the holder into 2,725,621 shares of the Issuer's common stock at an initial exchange rate of 121.1387 shares of common stock per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $8.26 per share, subject to adjustment in certain circumstances.  Donald E. Morgan, III's deemed beneficial ownership reported above is accurate as of January 20, 2017.  As of December 31, 2016, Donald E. Morgan, III may have been deemed to have been the beneficial owner of 3,130,000 shares of the Issuer, constituting 8.9% of the Issuer's shares.

CUSIP No.	55933J203

Item 1.	(a).	Name of Issuer:

MagnaChip Semiconductor Corporation (the "Issuer")

	(b).	Address of Issuer's Principal Executive Offices:

c/o MagnaChip Semiconductor S.A.
74, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Brigade Capital Management, LP – Delaware
Brigade Capital Management GP, LLC - Delaware
Brigade Leveraged Capital Structures Fund Ltd. – Cayman Islands
Donald E. Morgan, III – U.S.A.

Brigade Capital Management, LP, Brigade Capital Management GP, LLC and Donald E. Morgan, III: 399 Park Avenue, 16th Floor New York, New York 10022 United States of America
Brigade Leveraged Capital Structures Fund Ltd.: c/o Intertrust Coroporate Services (Cayman) Limited 190 Elgin Avenue George Town Grand Cayman KY1-9007 Cayman Islands

	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e).	CUSIP Number:

55933J203

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Brigade Capital Management, LP – 5,855,621
Brigade Capital Management GP, LLC – 5,855,621
Brigade Leveraged Capital Structures Fund Ltd. – 4,856,227
Donald E. Morgan, III – 5,855,621

(b)	Percent of class:

Brigade Capital Management, LP – 15.5%
Brigade Capital Management GP, LLC – 15.5%
Brigade Leveraged Capital Structures Fund Ltd. – 13.2%
Donald E. Morgan, III – 15.5%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Brigade Capital Management, LP – 0
Brigade Capital Management GP, LLC – 0
Brigade Leveraged Capital Structures Fund Ltd. – 0
Donald E. Morgan, III – 0

(ii) Shared power to vote or to direct the vote

Brigade Capital Management, LP – 5,855,621
Brigade Capital Management GP, LLC – 5,855,621
Brigade Leveraged Capital Structures Fund Ltd. – 4,856,227
Donald E. Morgan, III – 5,855,621

(iii) Sole power to dispose or to direct the disposition of

Brigade Capital Management, LP – 0
Brigade Capital Management GP, LLC – 0
Brigade Leveraged Capital Structures Fund Ltd. – 0
Donald E. Morgan, III – 0

(iv) Shared power to dispose or to direct the disposition of

Brigade Capital Management, LP – 5,855,621
Brigade Capital Management GP, LLC – 5,855,621
Brigade Leveraged Capital Structures Fund Ltd. – 4,856,227
Donald E. Morgan, III – 5,855,621

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

	(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2017
(Date)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

Brigade Capital Management GP, LLC
By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G, amendment number two dated January 20, 2017 relating to the Common Stock, par value $0.01 per share of MagnaChip Semiconductor Corporation shall be filed on behalf of the undersigned.

January 20, 2017
(Date)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

Brigade Capital Management GP, LLC
By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)